McKenna Long & Aldridge LLP
Suite 5300
303 Peachtree Street
Atlanta, Georgia 30308

January 8, 2008

Via EDGAR and Overnight Delivery

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 7010
Washington, D.C. 20549
Attn: Mr. Craig Slivka

Re: ADTRAN, Inc.
Definitive Schedule 14A
Filed March 30, 2007
File No. 0-24612

Ladies and Gentlemen:

On behalf of our client, ADTRAN, Inc. ("ADTRAN" or the "Company"), we are responding to the letter dated November 30, 2007 from Craig Slivka, Attorney-Advisor, Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") with respect to our response dated October 5, 2007, to the Commission's letter of August 21, 2007, and specifically Comment No. 5 to the August letter.

Set forth below is the response (the "Response") to the comment of the Commission staff (the "Staff") provided to us by ADTRAN. For ease of reference, the comment contained in your November 30, 2007 letter appears directly above the Response.

Pursuant to the provisions of 17 C.F.R. § 200.83 ("Rule 83"), we are hereby requesting on behalf of ADTRAN confidential treatment under the Freedom of Information Act (the "FOIA") (5 U.S.C. § 552(b)) of the redacted information marked with asterisks (**) contained in the Response below. We believe the Response contains information that is covered by one or more exemptions in the FOIA. In particular, 17 C.F.R. § 200.80(b)(4) exempts disclosure of certain business, commercial and financial information which is privileged or confidential. Because the Response is not required to be filed with the Commission under the Securities Exchange Act of 1934, as amended, no other statute or Commission rule exists for according confidential treatment in connection with the Response. Pursuant to Rule 83, each page of the Response on which redactions appear is marked "Confidential treatment requested by ADTRAN, Inc. under FOIA."

If any person should request an opportunity to inspect the redacted material in the Response, we specifically request that we be (i) promptly notified of any such request, (ii) furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself and any

Commission determination with respect to such request) and (iii) given sufficient advance notice of any intended release so that ADTRAN and its counsel, if deemed necessary or appropriate, may pursue any available remedies. If the Commission is not satisfied that the redacted information in the Response is exempt from disclosure pursuant to the FOIA and the applicable rules of the Commission, we hereby request an opportunity to be heard on this claim of exemption.

_______

Comment 1. We note your response to comment 5 of our August 21, 2007 letter. Please provide more analysis explaining how the disclosure of each of your targets would enable your competitors to reverse engineer your revenue, sales targets and cost structure and explain why competitive harm would ensue.

Response:

As noted in our letter of October 5, 2007, ADTRAN believes that, as elaborated more fully below, the actual EPS target amounts or other performance targets set by the Compensation Committee, as well as the other redacted information in this letter, constitute confidential information that would cause competitive harm to the Company, under the standards established under Exemption 4 of the FOIA, and therefore can be omitted from ADTRAN's Proxy Statement pursuant to Instruction 4 to Item 402(c) of Regulation S-K and, as applicable, this letter pursuant to the provisions of Rule 83.

Interpretation of Exemption 4

Under the provisions of 5 U.S.C. § 552(a), federal agencies are obligated to make certain records available to the public. However, 5 U.S.C. § 552(b)(4) ("Exemption 4") provides an exemption to this rule for "trade secrets and commercial or financial information obtained from a person [that is] privileged or confidential." The Commission has adopted rules relating to this statutory exemption, and these rules are set forth at 17 C.F.R. § 200.80(b)(4).

Although the statute does not define the term "confidential," several courts have interpreted this term. One of the principal cases is Gulf and Western Industries, Inc. v. United States, 615 F.2d 527 (D.C. Cir. 1979), in which the District of Columbia Circuit Court of Appeals held that in order for information to be considered "confidential" within the meaning of Exemption 4, the information must be (1) commercial or financial, (2) obtained from a person outside the government, and (3) privileged or confidential. The Court cited the other leading case interpreting Exemption 4, National Parks and Conservation Ass'n v. Morton, for the proposition that "information is privileged or confidential if it is not the type usually released to the public and is of the type that, if released to the public, would cause substantial harm to the competitive position of the person from whom the information was obtained." Gulf and Western Industries, 615 F.2d at 530 (citing National Parks and Conservation Ass'n v. Morton, 498 F.2d 765 (D.C. Cir. 1974)). The Court cited National Parks and Conservation Ass'n v. Kleppe, to illustrate the following point:

**Confidential treatment requested by ADTRAN, Inc. under FOIA.

"In order to show the likelihood of substantial competitive harm, it is not necessary to show actual competitive harm. Actual competition and the likelihood of substantial competitive injury is all that need be shown."

Gulf and Western Industries, 615 F.2d at 530 (quoting National Parks and Conservation Ass'n v. Kleppe, 547 F.2d 673 (D.C. Cir. 1976).

The District of Columbia Circuit Court of Appeals subsequently limited the application of this two-part test to information required to be furnished to the government, and held that information furnished to the government on a voluntary basis should be accorded confidentiality if it is of a kind that the provider would not customarily release to the public. Critical Mass Energy Project v. Nuclear Regulatory Commission, 975 F.2d 871 (D.C. Cir. 1992).

Reasons in Support of Confidential Treatment

As we noted in our October 5, 2007 letter, the EPS targets constitute confidential information because they meet all three tests: the information is (1) commercial or financial, (2) was obtained from a person outside of the government, and (3) is confidential as defined in Gulf and Western Industries, Inc. The EPS targets used by ADTRAN in its plan, as well as the other redacted information in this letter, are the type of information not normally released to the public, and disclosure of this information would be likely to cause serious competitive injury to the Company. The EPS targets are set based upon a combination of the Company's internal expectations and goals with respect to its performance over the year. With access to this information, together with reported cost and expense information available in the Company's periodic reports, competitors would be able to reverse engineer the Company's revenue and sales targets for the year, as well as the related cost structures. As a result, the competitors could better structure their own efforts to compete against ADTRAN, using much more reliable information than is generally available or than ADTRAN has with respect to those competitors, putting ADTRAN at a competitive disadvantage to the detriment of ADTRAN and its stockholders. The other redacted information in this letter represents extrapolations prepared in response to the request in the Comment above for further analysis of this concern.

The information set forth below is a hypothetical created to show the kind of analysis that could be readily undertaken using public information from the Company's Forms 10-K, Forms 10-Q and Proxy Statement to derive revenue, sales targets and cost structure expectations if the actual performance targets for bonus compensation were specified.

This analysis takes place in context. The Company competes with a number of private companies, and the Company does not itself give earnings guidance. Although it undoubtedly is apparent, it bears repeating that performance targets are always established in order to focus management and other employees' attention upon particular operating targets. The adjustments to operating tactics resulting from establishing such targets take place over an extended period of time, so that a prior year's information is a good indicator of ongoing operating initiatives. As would any competitor's analysis, this analysis also includes trends which have been identified by the Company in its Forms 10-K and 10-Q.

**Confidential treatment requested by ADTRAN, Inc. under FOIA.

The Company has already identified in its Proxy Statement for its Annual Meeting of Stockholders in May 2007, which includes executive compensation information for the year ended December 31, 2005, that its bonus program for named executive officers was built around a performance target based upon increases in overall earnings per share. Assume for purposes of this discussion that the Board of Directors established a performance target for 2006 of earnings per share on a fully-diluted basis for bonus compensation purposes of ** per share and that this target was disclosed in the proxy statement. This assumption would permit the analysis which follows.

Revenue - Sales.

The range of shares outstanding would be assumed either to be completely unchanged or to have been reduced by the same number of shares as in previous years, which on an annual basis had been undertaken in connection with the Company's publicly announced share repurchase program **. Assuming the smaller reduction or no reduction develops an assumed net income ranging from **. (The number of shares used would have been the number of outstanding shares at the end of **.)

Historically, the Company's net income has ranged from ** in a growth year. (One would disregard the low years of 2001 and 2002 as reflecting an industry-wide trend following the diminution in values in technology stocks after 2000 and 2001.) ** Using such a threshold derives a net sales or revenue target of approximately ** (in the situation in which shares have been reduced by the buy-back program) to ** in the event that the number of shares remains the same. This, in turn, suggests a growth in sales of **.

The Company derives gross profit and operating income by cataloging expenses as they are reflected in the Company's periodic reports: as cost of sales, Selling, General and Administrative expense ("SG&A") and Research and Development expense ("R&D").

Gross Profit - Cost of Sales.

The Company's cost of sales as disclosed has remained in a very tight range for a number of years, ending at ** in 2005 with an indication in the Company's reports that it is always aiming lower. Again, keeping in mind that a bonus plan is built on improved performance at the earnings per share level, a natural assumption would be that the Company would continue to maintain its long-time strategy of removal of product cost in succeeding generations and its more recent strategy of improved supply chain management. There are, of course, plateaus that would be reached in such matters but, from the Company's public reports, there is an indication that there is focus on these matters. Consequently, a natural assumption would be to assume that the cost of sales would be maintained at between ** or a range of **, leaving a gross profit of a range of **.

Operating Income.

To step from gross profit to operating income, the Company addresses SG&A and R&D expenses.

**Confidential treatment requested by ADTRAN, Inc. under FOIA.

SG&A. As disclosed in the Company's periodic reports, SG&A, as a percent of revenue, has tended to fluctuate if there are significant variances in revenue because SG&A grows to support revenue levels and, when revenue spurts, SG&A growth tends to lag revenue growth. But once installed, SG&A increases tend to remain permanent within some limits because they have been developed to support the increased revenue; therefore, when revenue declines, SG&A as a percent of revenue is likely to increase, sometimes significantly. While discretionary spending can be controlled to some extent (as the Company has disclosed), in an assumed mode of increased earnings per share - the underlying driver of the bonus program - an appropriate assumption would be steady state or slight decline in SG&A as a percentage of revenue. Based on prior years' experience, one might assume a range of **, which produces a range of SG&A between **.

R&D. R&D as a percent of revenue in any year may lag, although there is some approximation from year to year. The lag occurs because R&D is spent on both removal of cost for succeeding generations and development of new product. In both cases, the R&D expenditures precede revenue generation from the product. There is, however, some approximation possible from year to year, and for ADTRAN typically R&D has run **. Sometimes the percentage is a little higher in years of slower revenue growth while lower in years in which there is a substantial increase in revenue. Again, assuming a bonus program built on **, a sound assumption would be a range of R&D of **, producing an overall expenditure ranging from **.

The impact on gross profit of these two items would produce a range of operating income of **.

Net Income.

From this point forward, the numbers applied are relatively minor - pretax items, as well as the Company's assumed tax rate. The Company's assumed tax rate is disclosed on a quarterly basis. In years of stronger operating income (as a percentage of revenue), the tax rate will range somewhat higher. Consequently, assuming pretax items continue to approximate ** of revenue and the Company's tax rate approximates ** produces a range of net income from **.

Context.

The context in which all of this derivation occurs includes the Company's disclosures that its international revenues continue to expand, that it continues to refine supply chain management, that it continues to control discretionary spending, that it continues to remove product cost from succeeding generations of product, and that it continuously undertakes new product development. The Company has also identified trends of product revenue growth and product revenue decline as well as market conditions. All of these are conditions of which competitors are acutely aware. Consequently, the range of costs outlined above would allow any competitor to estimate rather closely the cost variations anticipated at many levels - in sales personnel, for example, or in R&D expenditures. Hence, the sales program as well as anticipated expansion or contraction of SG&A, plans for extension into new markets or into new product lines and the Company's strategies for getting there could all be extrapolated.

**Confidential treatment requested by ADTRAN, Inc. under FOIA.

This problem is intensified if the performance targets are made even more granular or if they include specific elements of Company strategy. For example, a deliberate effort to reward an increase in revenue in one product line or one geographic area or one division where disclosure of a prior year's performance targets also provides insight into the Company's continuing business model and strategic plan would permit competitors to reverse-engineer and model the Company's business plan as well as its likely tactics for getting there.

The hypothetical model outlined above is a simple one designed to show the kind of exposure which results from disclosure of performance targets, even one as general as earnings per share. It permits one to identify broadly the cost assumptions in each category. Other hypotheticals, much more refined and pointed are possible. For competitors who face a similar set of industry pressures and conditions, this permits insight into likely strategies and tactics as well as the marginal areas in which cost improvements can be obtained. (Indeed, the information already provided permits some modeling along these lines, which, of course, is what financial analysts are paid to do.) Combined with industry and marketplace knowledge - gained generally as well as specifically from former employees of the Company and other competitors - the Company is put at a competitive disadvantage especially with respect to its competitors who are private. To provide specific performance targets removes the present requirement that anyone attempting to model or analyze the Company's business plan and program must make assumptions, and instead provides both quantitative and qualitative insight into the Company's competitive information.

It should not be overlooked that the information (the performance target) is, in the first instance, confidential, as noted below. The Company does not give earnings guidance and does not provide this information generally to the marketplace. To be obliged to provide it, and thereby open the door to competitors making use of the information, puts the Company at a competitive disadvantage.

We believe this provides the analysis and the explanation of competitive harm requested in your letter of November 30, 2007.

Protection of Investors and Confidentiality

As previously discussed in our October 5, 2007 letter, the Company does not believe that the disclosure of the specific EPS targets or other performance targets is necessary for the protection of investors in light of the other disclosures set forth in the Proxy Statement. First, the Company has indicated in the CD&A, to the best of its ability without otherwise providing confidential information, the relative difficulty of achieving the targets. As stated in the CD&A, "The minimum EPS goal for 2006 was based upon what we believed at the time to be an achievable level of growth, while at the same time a challenging one, substantially higher than the average growth rate of our EPS for the last few years." Providing any more detailed information would have defeated the purpose of keeping the targets confidential in the first place. Furthermore, based on the information in the Grants of Plan-Based Awards table, stockholders see what the potential payout amounts would be for each NEO at the threshold, target and maximum levels. When this is combined with the fact that no bonuses were paid in 2006 due to the Company's failure to achieve the minimum EPS target, any small added benefit of disclosing the actual targets is far outweighed by the potential detriment of disclosing this information to competitors. The disclosures currently in the Proxy Statement provide stockholders with the major substantive provisions and potential impact of the bonus plan while preserving the competitive interests of the Company.

**Confidential treatment requested by ADTRAN, Inc. under FOIA.

To our knowledge, the Company has not made public any of its performance targets under the Bonus Plan due to the possible competitive injury the Company would suffer. Information about the targets is only shared with the participants in the Bonus Plan, based on their level of participation, under the understanding that it, like other compensation information, is confidential. Copies of the descriptions of the 2006 Bonus Plan targets have been carefully safeguarded at the Company's facilities, and attorneys, accountants and other third parties who have reviewed them in the course of providing services for the Company have done so only under the strictures of confidentiality.

_______

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call me at (404) 527-4990 or Stacy Ingram at (404) 527-4647.

Sincerely,

/s/ Thomas Wardell

Thomas Wardell

cc: Thomas R. Stanton
James E. Matthews